September 5, 2014

VIA EDGAR CORRESPONDENCE

Ms. Monique Botkin
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:          Trust for Professional Managers (the “Registrant”)
File Nos. 333-62298 and 811-10401

Dear Ms. Botkin:

This letter responds to the comments on the preliminary proxy statement (the “Proxy Statement“) filed on Schedule 14A via EDGAR on August 1, 2014, that were provided to me by telephone on Thursday, August 7, 2014 by the Securities and Exchange Commission staff.

1.   Comment.  In the section entitled “Questions and Answers” - What is the reason for Proposal 2? please discuss the expense limitation agreement and the impact on fees for both the Acquired Fund and Acquiring Fund.

Response:  The following language has been added to the Answer for that question:  “In addition, while both the Acquired Fund and the Acquiring Fund are subject to expense limitation agreements pursuant to which the Adviser has agreed to cap operating expenses at specified levels, the Reorganization will result in lower overall operating expenses for the Acquiring Fund because the Adviser has agreed to lower limits on the Acquiring Fund’s operating expenses than those currently in effect for the Acquired Fund.”

2.   Comment:  In the section entitled “Questions and Answers” - Who will pay the expenses relating to the Reorganization? please indicate specifically what expenses the Advisor will pay.  In addition, the Answer states that “The Adviser will bear all of the expenses of the Fund in connection with the Reorganization, except for brokerage fees and similar transaction fees and expenses associated with the Reorganization (which will be borne by the Fund).  Will the Fund pay any brokerage fees and transaction fees?  If yes, please explain.  If no, please revise the disclosure accordingly in the proxy statement.

Response:  There will be no brokerage fees and transactions fees related to the Reorganization.  Therefore, the disclosure in the proxy statement has been revised accordingly.

3.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Background”, the fourth paragraph sets forth the documents that have been filed with the SEC and are incorporated by reference.  Please review Note D to Schedule 14A and revise disclosure accordingly.

Response:  The disclosure has been revised to comply with Note D to Schedule 14A.

4.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-The Funds’ Investment Objectives, Principal Investment Strategies and Risks, and Limitations and Restrictions”, the first paragraph states “The Acquiring Fund is newly organized and will commence operations upon consummation of the Reorganization.”  Please revise disclosure at beginning of proxy statement to make it clear that the Acquiring Fund is newly organized.

Response:  The change has been made as requested.

5.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-The Funds’ Investment Objectives, Principal Investment Strategies and Risks, and Limitations and Restrictions-Principal Investment Strategies”, the sixth paragraph states indicates language that will be added to principal investment strategies if shareholders approve the change in diversification status.  Please include disclosure regarding the corresponding risk.

Response:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-The Funds’ Investment Objectives, Principal Investment Strategies and Risks, and Limitations and Restrictions-Investment Risks”, the following disclosure is presently included:

If the shareholders of the Acquired Fund approve Proposal 1 to change the Acquired Fund’s diversification status, the following principal risk will be added for the Acquiring Fund:

Non-Diversification Risk. The Fund may invest a large percentage of its assets in securities issued by or representing a small number of issuers. As a result, the Fund's performance may depend on the performance of a small number of issuers.

6.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-The Funds’ Investment Objectives, Principal Investment Strategies and Risks, and Limitations and Restrictions-Limitations and Restrictions”, please add disclosure to the first sentence that the investment restrictions 1-6 for both Funds is identical.

Response:  The change has been made as requested.

7.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Fees and Expenses”, please include additional space in the table between the share classes.

Response:  The change has been made as requested.

8.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Fees and Expenses”, the 0.07%(6) in line item Plus Recoupment of Fees/(Less Fee Waiver) for both the Investor Class Shares and Institutional Class Shares for the Acquired Fund as of November 30, 2013 should be removed and replaced with N/A.  According to the Annual Report dated November 30, 2013, there are no remaining fees to be recouped.

Response:  The Fees and Expense Table shows the fees and expenses of the Acquired Fund as of November 30, 2013.  The fees and expenses set forth in the table matches the financial highlights on page 15 for Investor Class Shares and on page 16 for Institutional Class Shares in the Acquired Fund’s Annual Report dated November 30, 2013 as filed on Form N-CSR via EDGAR on February 5, 2014.  The Registrant believes the disclosure is accurate as reflected in the Fees and Expense Table.

9.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Fees and Expenses”, Footnote 4 to the fee table states “The Acquired Fund has adopted a maximum Shareholder Servicing Fee of 0.25% for Class A shares and 0.10% for the Institutional Class; however, the Acquired Fund is not currently charging the shareholder servicing fee for the Institutional Class shares.  The Acquiring Fund has adopted a maximum Shareholder Servicing Fee of 0.25% for Class A, Investor Class and Class I1 shares.”  Please disclose the difference in the shareholder servicing fees and whether the Acquiring Fund will implement but not charge the shareholder servicing fee for any of the classes.

Response:  The change will be made as requested.

10.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Fees and Expenses”, Footnote 7 to the fee table states “The Adviser has agreed to waive its fees and/or absorb expenses of the Acquiring Fund to ensure that Total Annual Operating Expenses, (excluding taxes, leverage, interest, brokerage commissions, dividends and interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation) do not exceed 1.26% for Class A shares, 0.99% for Class I1 shares and 1.26% for Investor Class shares, respectively, through March 30, 2016, subject thereafter to annual re-approval of the agreement by the Board of Trustees of the Smead Trust.  Any waiver of management fees or payment of expenses made by the Adviser may be reimbursed by the Acquiring Fund in subsequent years if the Adviser so requests.  This reimbursement may be requested if the aggregate amount actually paid by the Acquiring Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Acquiring Fund expenses.  The Adviser is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal years.  Any such reimbursement will be reviewed by the Board of Trustees of the Smead Trust.  The Acquiring Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of management fees and/or expenses.  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Smead Trust.”

(a)	Please clarify “leverage” and what the Fund means by use of this term and clarify disclosure in the proxy statement to the extent necessary to explain the term.

(b)	Please include the name of the agreement in the footnote as oppose to general term of operating expense limitation agreement.

Response:

(a)	The term “leverage” means “interest expense”. The Registrant has revised the disclosure accordingly.

(b)	The change has been made as requested.

11.   Comment:  In the section entiled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Example”, please recalculate the example numbers for Class A Shares.  Please revise the expense examples, they should be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares
Acquired Fund	$722	$1,031	$1,361	$2.294
Acquiring Fund	$696	$922	$1,309	$2,205
Pro Forma: Combined Acquiring Fund	$696	$922	$1,309	$2,205

In addition, please reorder the example table so that the Investor Class shares is second and the Institutional Class/Class I1 shares is last.

Response:  The changes has been made as requested.

12.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Fund Performance”, please make it clear the inception dates for each class in the average annual total return table.

Response:  The changes has been made as requested.

13.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Comparison of Share Classes”, please disclose in the first paragraph that the differences in the classes for the Acquired Fund and Acquiring Fund are highlighted in the chart set forth below.  Please ensure that the heading is clear and included on each page that the chart appears.  Please add 5.75% under the initial sales charge for Class A shares in the chart.

Response:  The changes has been made as requested.

14.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Comparison of Share Classes”, please disclose that for Class I1 shares, the Fund is not currently implementing the shareholder servicing fee for Class I1 shares, and will give Class I1 shareholders 30 days’ prior written notice before implementing the fee in the beginning of the proxy statement.

Response:  The Acquiring Fund has adopted a maximum Shareholder Servicing Fee of 0.25% for Class A, Investor Class and Class I1 shares.  However, the Acquiring Fund is currently charging only a portion of this fee to each share class, as follows:  Class A Shares – 0.17%, Investor Class Shares – 0.17%, and Class I1 Shares – 0.15%.  In the event the Acquiring Fund determines to increase the amount of the shareholder servicing fee charged to each share class (but not in access of 0.25%) the Acquiring Fund will provide affected shareholders with 30 days’ prior written notice.

15.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Sales Charges, Rule 12b-1 Fees and Shareholder Servicing Fees”, the second sentence of the first paragraph states that “Fund expenses will differ with respect to “other expenses,” which include the fees of the Funds’ service providers, certain out-of-pocket expenses, as well as differences in shareholder servicing fees.”  Please explain which fees will differ and the differences in such fees.

Response:  The Registrant has revised the disclosure to provide a cross reference to the Fees and Expense Table which sets forth fees and expenses for the Acquired Fund and Acquiring Fund.

16.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Comparison of the Acquired Fund and the Acquiring Fund-Sales Charges, Rule 12b-1 Fees and Shareholder Servicing Fees-Sales Charge Comparison”, please include a heading to the sales charge table that the table refers to Class A shares.

Response:  The change has been made as requested.

17.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-The Adviser”, the fourth sentence of the fifth paragraph states that “The Adviser is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal years.”  Please confirm if this statement is applicable for the Acquired Fund and/or for the Acquiring Fund.  In addition, please confirm if this statement is accurate with respect to the current expense limitation for the Acquired Fund.

Response:  The Registrant confirms that the Adviser is permitted to be reimbursed for management fee waivers and/or expense payments made in the prior three fiscal year for both the Acquired Fund and the Acquiring Fund.

18.   Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Reasons for the Reorganization”, please provide further detail regarding the Board’s approval of the Reorganization Plan.  The disclosure currently provided is not sufficient.

Response:  The disclosure has been revised as follows:

The Reorganization is proposed primarily to provide shareholders with lower annual fund operating expenses while providing substantially similar or increased shareholder services.

At a meeting of the Board of Trustees of TPM held on July 15, 2014, the Trustees, including the Independent Trustees, considered the Reorganization Plan substantially in the form attached to this Proxy Statement, and unanimously determined that the Reorganization is in the best interests of the shareholders of the Acquired Fund and that the interests of those shareholders will not be diluted as a result of the Reorganization.  The Board of TPM considered the following factors in determining whether to approve the Reorganization Plan and the resulting Reorganization:

(1)	the terms and conditions of the Reorganization;
(2)	the relative size of the Acquired Fund and the Acquiring Fund;
(3)	the compatibility of the investment objectives, strategies and investment restrictions of the Acquired Fund and the Acquiring Fund;
(4)	the continuity of portfolio management as a result of the Reorganization;
(5)	expense ratios and information regarding the fees and expenses of the Acquired Fund and the Acquiring Fund;
(6)	the expected federal income tax consequences of the Reorganization; and
(7)	the costs to be incurred in connection with the Reorganization and the fact that the Acquired Fund and the Acquiring Fund will not bear them.

Additional information about these factors is set forth below.

Terms of the Reorganization.  The Reorganization Plan provides that the Acquired Fund will transfer all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund.  At the effective time of the Reorganization, Smead Trust will, on behalf of the Acquiring Fund, deliver to TPM, on behalf of the Acquired Fund, a number of Acquiring Fund shares equivalent in value to shares of the Acquired Fund, followed by a distribution of those shares to Acquired Fund shareholders so that each Acquired Fund shareholder will receive shares of the Acquiring Fund equivalent in value to the shares held by such Acquired Fund shareholder at the effective time of the Reorganization.  Thereafter, the Acquired Fund will cease operations and will be liquidated and terminated as a series of TPM.

Relative Size of the Acquired Fund and the Acquiring Fund.  Because the Acquiring Fund is a shell series formed for the purpose of acquiring the Acquired Fund, it will not have assets prior to the Reorganization (other than an immaterial amount of assets to provide the initial seed capital for the fund).  As of July 3, 2014, the total net assets of the Acquired Fund were approximately $793 million.  The Acquired Fund will be the accounting survivor of the Reorganization for financial statement purposes, and the Acquiring Fund is expected to assume the performance history of the Acquired Fund at the closing of the Reorganization.

Compatibility of the Acquired Fund and the Acquiring Fund.

Investment Objectives, Principal Investment Strategies and Principal Risks.  The Acquiring Fund is a newly-created shell series of the Smead Trust formed for the purpose of acquiring the Acquired Fund.  The Acquired Fund and the Acquiring Fund have identical investment objectives, principal investment strategies and principal risks.  In addition, the individuals serving as portfolio managers of the Acquired Fund at the time of the Reorganization will serve as the portfolio managers of the Acquiring Fund.  There will not be any material differences between the way the Acquired Fund is currently managed and the management of the Acquiring Fund.

Investment Restrictions.  The Acquired Fund and the Acquiring Fund will have identical fundamental and non-fundamental investment restrictions, except that the Acquired Fund is currently operated as a diversified investment company and the Acquiring Fund will be operated as a non-diversified investment company.  In the event that Proposal 1 of the Proxy Statement is approved by Acquired Fund shareholders, however, the Acquired Fund will be re-classified and, like the Acquiring Fund, managed as a non-diversified fund.  A diversified fund is subject to certain limitations under the 1940 Act.  With respect to 75% of a diversified fund’s assets, it may not invest more than 5% of its total assets in the securities of a single issuer or own more than 10% of the outstanding voting securities of a single issuer (other than U.S. government securities and securities of other investment companies).  A non-diversified fund is defined as any fund that is not a diversified fund under the 1940 Act.  As such, a non-diversified fund may invest beyond the limits imposed by the 1940 Act on a diversified fund.  This re-classification would cause a change in the Acquired Fund’s current fundamental investment restriction No. 7.

Certain Comparative Information about TPM and Smead Trust.  TPM is organized as a Delaware statutory trust under a Declaration of Trust and By-Laws, and Smead Trust is organized as a Delaware statutory trust under a Declaration of Trust and By-Laws.  There are no material differences in shareholder rights between the governing documents of TPM and Smead Trust.

Continuity of Portfolio Management.  Smead presently serves as the investment adviser to the Acquired Fund and will serve as the investment adviser to the Acquiring Fund after the completion of the Reorganization.  As a result, the continuation of the existing team of investment professionals to manage the Acquiring Fund, including Messrs. Smead and Scherrer as portfolio managers, will promote continuity of asset management for Acquired Fund shareholders participating in the Reorganization.

Fee Comparison.  The Acquired Fund currently offers Class A, Investor Class and Institutional Class shares, while the Acquiring Fund will offer Class A, Investor Class and I1 Class shares (in addition to several other share classes that are not relevant for purposes of the Reorganization).  The Class A shares of the Acquired Fund have the same features and attributes as the Class A shares of the Acquiring Fund (e.g., front-end sales loads, contingent deferred sales loads, minimum investment requirements, etc.); the Investor Class shares of the Acquired Fund have the same features and attributes as the Investor Class shares of the Acquiring Fund; and the Institutional Class shares of the Acquired Fund have the same features and attributes as the I1 Class shares of the Acquiring Fund.

The net operating expenses of the Acquiring Fund, for all share classes, will be lower than those of the Acquired Fund, at least as long as the expense limitation agreement remains in place.  If, however, that agreement is allowed to lapse, the gross operating expenses of the Acquiring Fund, for all share classes, will be higher than those of the Acquired Fund.

Tax Consequences.  As a condition to the closing of the Reorganization, the Acquired Fund and the Acquiring Fund will receive a tax opinion to the effect that, for federal income tax purposes, the Reorganization will qualify as a tax-free reorganization and, thus, no gain or loss will be recognized by the Acquired Fund or Acquired Fund shareholders as a result of the Reorganization.

Costs of the Reorganization.  Smead or an affiliate thereof, and not the Acquired Fund or the Acquiring Fund, will pay for the expenses relating to the proposed Reorganization pursuant to the terms of the Reorganization Plan.

Based on the factors discussed above, the Board of Trustees of TPM, including a majority of the Independent Trustees, unanimously determined that the Reorganization is in the best interests of the Acquired Fund, that the terms of the Reorganization Plan are fair and reasonable, and that the interests of shareholders of the Acquired Fund will not be diluted as a result of the Reorganization.

19. Comment:  In the section entitled “Proposal 2-Approval of Agreement and Plan of Reorganization-Expenses of the Reorganization”, please provide further on the types of expenses associated with the solicitation.  Will the Fund pay any brokerage fees and transaction fees?  If yes, please explain and provide dollar amount.  If no, please revise the disclosure accordingly in the proxy statement.

Response:  There will be no brokerage fees and/or transaction fees associated with the Reorganization.  The disclosure has been revised accordingly.

*           *           *           *           *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this proxy statement and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.  The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this proxy statement does not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

cc:           C. Smead
C. Gehl
P. Krill